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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. (     ))*

Quovadx Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

74913K106
(CUSIP Number)

June 26, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

CUSIP No.	74913K106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
MMCAP INTERNATIONAL INC. SPC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: Cayman Islands

Number of	5. Sole Voting Power 0
Shares
Beneficially	6. Shared Voting Power 2,160,098
Owned by
Each	7. Sole Dispositive Power 0
Reporting
Person With	8. Shared Dispositive Power 2,160,098

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,098

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11. Percent of Class Represented by Amount in Row (9) 5.11%

12. Type of Reporting Person (See Instructions) CO

Page 2 of 7 pages

CUSIP No.	74913K106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
MM Asset Management Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: Ontario, Canada

Number of	5. Sole Voting Power 0
Shares
Beneficially	6. Shared Voting Power 2,160,098
Owned by
Each	7. Sole Dispositive Power 0
Reporting
Person With	8. Shared Dispositive Power 2,160,098

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,098

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11. Percent of Class Represented by Amount in Row (9) 5.11%

12. Type of Reporting Person (See Instructions) CO

Page 3 of 7 pages

Item 1. (a) Name of Issuer
              Quovadx Inc.

Item 1. (b) Address of Issuer's Principal Executive Offices
             7600 E. Orchard Road, Suite 300S, Greenwood Village, CO 80111

Item 2. (a) Name of Person Filing
             MMCAP International Inc. SPC (1)
             P.O. Box 32021, SMB, Admiral Financial Centre
             90 Fort Street, Grand Cayman, Cayman Islands BWI
             Cayman Islands

             MM Asset Management Inc.
             141 Adelaide Street West
             Suite 410
             Toronto, Ontario
             Canada M5H 3L5

Item 2. (b) Address of Principal Business Office or, if none, Residence
              See Item 2(a)

Item 2. (c) Citizenship
              See Item 2(a)

Item 2. (d) Title of Class of Securities
              Common Stock

Item 2. (e) CUSIP Number
              74913K106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

(1) MMCAP International Inc. SPC is a fund that is managed by MM Asset Management Inc.

Page 4 of 7 pages

Item 4. Ownership.

1.         MMCAP International Inc. SPC

(a) Amount beneficially owned:  2,160,098.
 (b) Percent of class:   5.11%
(c) Number of shares as to which the person has:
                       (i)     Sole power to vote or to direct the vote   0.
                       (ii)    Shared power to vote or to direct the vote 2,160,098.
                       (iii)   Sole power to dispose or to direct the disposition of   0.
                       (iv)   Shared power to dispose or to direct the disposition of  2,160,098.

2.         MM Asset Management Inc.

(a) Amount beneficially owned:  2,160,098.
(b) Percent of class:   5.11%
(c) Number of shares as to which the person has:
                       (i)     Sole power to vote or to direct the vote   0.
                       (ii)    Shared power to vote or to direct the vote 2,160,098.
                       (iii)   Sole power to dispose or to direct the disposition of   0.
                       (iv)   Shared power to dispose or to direct the disposition of  2,160,098.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 16, 2007
Date

MMCAP International Inc. SPC

By: /s/ Benjamin Pershick
Name/Title: Benjamin Pershick
for Admiral Administration Ltd.
Corporate Secretary

MM Asset Management Inc.

By: /s/ Matthew MacIsaac
Name/Title: Matthew MacIsaac
Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 7 pages

EXHIBIT 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 16, 2007

MMCAP International Inc. SPC

By: /s/ Benjamin Pershick
Name/Title: Benjamin Pershick
for Admiral Administration Ltd.
Corporate Secretary

MM Asset Management Inc.

By: /s/ Matthew MacIsaac
Name/Title: Matthew MacIsaac
Secretary

Page 7 of 7 pages